FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated February 4, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 5, 2009

Exhibit 99.1

FOR IMMEDIATE RELEASE

CDEL ANNOUNCES LISTING AND COMMENCEMENT OF

TRADING ON NYSE

Beijing, China, Wednesday, February 4, 2009 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL” or the “Company”), a leading provider of online education in China focusing on professional education, is pleased to announce that effective from the opening of the trading session of February 4, 2009, the Company began the listing and trading of its American Depositary Shares (the “ADSs”) on the New York Stock Exchange (the “NYSE”) under the same ticker symbol “DL” that it had used for the listing on NYSE Arca, Inc. Because this is a listing transfer within the NYSE Euronext Group, the Company was able to commence the listing of its ADSs on the NYSE sooner than it had expected, as stated in its announcement dated January 29, 2009.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading online education provider in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Contacts:

China Distance Education Holdings Limited Ping Wei, CFO Tel: +86-10-8233-3101 Email: IR@cdeledu.com	Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196-3712 Email: cdel@taylor-rafferty.com

Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212) 889-4350 Email: cdel@taylor-rafferty.com	Media Contact: John Dudzinsky, Director Taylor Rafferty Tel: +1 (212) 889-4350 Email: cdel@taylor-rafferty.com

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